LISTENER BRANDS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021

(Expressed in United States Dollars)

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Listener Brands, Inc.

We have audited the accompanying balance sheets of Listener Brands, Inc as of December 31st, 2022 and 2021 and the related statement of operations, statement of stockholders' equity (deficit), and statement of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Opinion

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Listener Brands, Inc as of December 31st, 2022 and 2021 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 30, 2023

Vincenzo Mongio

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 224,868	$ 187,538
Inventory	1,213,786	479,619
Total current assets	**1,438,654**	**667,157**
Fixed assets	354,781	149,328
Intangibles	105,000	125,000
Other assets	408,769	1,130,188
Right of Use	1,431,074	-
Total assets	**$ 3,738,277**	**$ 2,071,672**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 461,720	$ 159,732
Accrued Expense/Other current liability	1,461,643	842,429
Current Portion of loans/ Merchant Advances	880,868	202,145
Credit card	64,129	75,858
Total current liabilities	**2,868,360**	**1,280,164**
Long Term Liability	3,000,000	-
Deferred Rent	52,516	-
Lease Liability	1,431,074	-
Total liabilities	**7,351,951**	**1,280,164**
STOCKHOLDERS EQUITY		
Common Stock	630	630
Preferred Stock Series Seed I	1,094	1,094
Preferred Stock Series Seed Plus	1,436	1,375
Additional Paid In Capital (APIC)	6,202,221	6,037,643
Retained earnings/(Accumulated Deficit)	(9,819,054)	(5,249,235)
Total stockholders' equity	**(3,613,673)**	**791,508**
Total liabilities and stockholders' equity	**$ 3,738,277**	**$ 2,071,672**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 8,587,650	$ 4,598,119
Cost of goods sold	4,046,891	1,721,825
Gross profit	4,540,760	2,876,294
Operating expenses		
General and administrative	1,600,500	2,031,057
Salaries and employee benefits	2,150,556	2,173,611
Sales and marketing	5,248,585	2,272,907
Total operating expenses	8,999,640	6,477,575
Operating income/(loss)	(4,458,881)	(3,601,281)
Interest expense	133,254	72,193
Other Loss/(Income)	22,316	563,727
Income/(Loss) before provision for income taxes	(4,569,819)	(3,109,747)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (4,569,819)**	**$ (3,109,747)**

See accompanying notes to financial statements.

LISTENER BRANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Preferred Stock Series Seed I		Preferred Stock Series Seed Plus					
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	6,300,000	$ 630	1,094,233	$ 1,094	-	$ -	$ 1,572,204	$ (2,138,319)	$ (564,390)
Capital Contributions from Members					**1,375,445**	**$ 1,375**	**$ 4,396,537**		4,397,913
Capital Distributions							**$ (5,651)**		(5,651)
Stock Based Compensation							**$ 26,378**		26,378
Adjustments							**$ 48,175**	**$ (1,169)**	47,006
Net income/(loss)								**$ (3,109,747)**	(3,109,747)
Balance—December 31, 2021	**6,300,000**	**630**	**1,094,233**	**1,094**	**1,375,445**	**1,375**	**6,037,643**	**(5,249,235)**	**791,508**
Capital Contributions from Members					60,790	61	**$ 49,624**		49,685
Capital Distributions							**$ (2,420)**		(2,420)
Stock Based Compensation							**$ 117,373**		117,373
Adjustments									-
Net income/(loss)								**$ (4,569,819)**	(4,569,819)
Balance—December 31, 2022	**6,300,000**	**630**	**1,094,233**	**1,094**	**1,436,235**	**1,436**	**6,202,221**	**(9,819,054)**	**$ (3,613,673)**

See accompanying notes to financial statements.

LISTENER BRANDS, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (4,569,819)	$ (3,109,747)
Sharebased compensation expense	117,373	26,378
Depreciation and Amortization	65,223	49,896
Deferred Rent	52,516	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Inventory	(734,167)	(19,567)
Other assets	721,419	(1,113,399)
Accounts payable	301,988	(91,956)
Credit Cards	(11,728)	(151,491)
Accrued Expense/Other Current liability	619,214	483,680
Net cash provided/(used) by operating activities	**(3,437,982)**	**(3,926,207)**
Investing activities:		
Purchase of furniture, fixtures and equipment	(250,675)	(15,399)
Net cash provided/(used) by investing activities	**(250,675)**	**(15,399)**
Cash flows from financing activities:		
Capital contributions (distributions) from/to members	47,265	4,439,268
Proceeds from revolving LOC/Merchant Advances	678,723	(362,810)
Steans Family Foundation Loan	3,000,000	-
Forgiveness of PPP Funds	-	(200,000)
Net cash provided/(used) by financing activities	**3,725,988**	**3,876,458**
Change in cash	37,330	(65,149)
Cash—beginning of year	187,538	252,687
Cash—end of year	**$ 224,868**	**$ 187,538**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 133,254	$ 72,193
Cash paid during the year for income taxes	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Listener Brands, Inc. (which may be referred to as the "Company", "we", "us", or "our") was originally incorporated on June 28, 2017 in the state of Delaware. The Company was founded under the business name, CurlMix, Inc., and changed its name to Listener Brands in November 2020. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

In April 2021, the Company launched the largest beauty equity crowdfund in history at that time.

The Company exists to serve overlooked audiences by launching direct to consumer brands in ignored market segments. It began with curly hair, then 4C hair, and Listener Brands will continue to launch brands in ignored segments. These additional brands are not limited to the hair industry and will expand across multiple beauty, personal care, and home goods categories.
Listener Brands is a conglomerate of personal care brands that manufactures and sells clean beauty products.
The Company focuses on direct-to-consumer brands with its in-house manufacturing, marketing, shipping and customer service. It owns a large majority of its supply chain.

Currently, Listener Brands own two separate brands, CurlMix and 4C ONLY. CurlMix is a clean beauty brand that focuses on simple beauty rituals for hair, face and skin. Its primary products are a 4-step collection to help curly women achieve the Wash + Go hairstyle. These collections are offered in various fragrances featuring unique ingredients. CurlMix also has a monthly subscription box called CurlMix Fresh that allows customers to test and select new products for the company to produce.

4C ONLY is the second brand added to Listener Brand's portfolio that caters to women with 4C hair exclusively. 4C ONLY is the first brand dedicated exclusively to women with kinky-coily textures and that celebrates 4C hair exclusively. This brand launched in November of 2020 and this collection has just a few products to date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company did not have any cash balances in excess of the FDIC insured limits.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022 or 2021. The estimated useful lives are as follows:

	Estimated lives (in years)
Equipment	7
Furniture and fixture	7
Leasehold Improvement	5

Inventories

The Company manufactures its finished products and implements a cost accounting system to track production inputs such as raw materials, direct labor, and overhead expenses. These are stated at the lower of cost or market. Cost is determined using the weighted average method, and market represents the lower of replacement cost or estimated net realizable value. Inventories consist primarily of raw and packaging materials which are used in the production of hair products, work in process and finished goods. As of December 31, 2022 and 2021 inventory was $1,213,786 and $479,619. As of December 31, 2022 and 2021, the Company determined there was no reserve for obsolescence necessary.

Loss Contingencies and Commitments

The Company accounts for loss contingencies and commitments in accordance with ASC 440, "Commitments" and ASC 450, "Contingencies" and analyzes ongoing transactions to determine whether any of these exist and disclosure is required. If any loss is probable or estimable, the Company recognizes an accrual.

Leasing Arrangements

The Company adopted FASB ASC 842, "Leases", due to the Company entering into a new long-term lease during 2022. The new lease is the only lease required to be included on our balance sheet under FASB ASC 842. As a result, adopting FASB ASC 842 had no impact to prior year balance sheet information, and because these leases are operating leases, the adoption of this standard has no impact on our results of operations.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less. Our short-term lease costs do not reflect our ongoing short-term lease commitments as the Company entered into several short-term lease commitments in 2021 and 2022.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company uses the Black-Scholes-Merton ("Black Scholes") option-pricing model to determine the fair value of stock awards. The Black-Scholes option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of share-based awards, including the option's expected term and the price volatility of the underlying stock.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

It is the policy of the Company to record forfeitures of unvested stock options when they actually occur.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carry forwards. Measurement of deferred income items is based on enacted tax laws, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, “Revenue from Contracts with Customers”, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company from its sale of beauty products.

The Company determines revenue recognition through the following steps:

1 - Identification of a contract with a customer;
2 - Identification of the performance obligations in the contract;
3 - Determination of the transaction price;
4 - Allocation of the transaction price to the performance obligations in the contract; and
5 - Recognition of revenue when or as the performance obligations are satisfied.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents, fixed assets and Inventory.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INTANGIBLES

In 2020, the Company purchased a customer list for $175,000 as part of the acquisition of the 4C ONLY brand, and this asset is capitalized as an intangible asset. It is amortized over the expected period to be benefitted, which is estimated to be 7 years.

In 2021, the Company entered into a licensing agreement with Urban Edge Network for $10,000. The agreement gave the Company the right to repost and develop digital ads of a licensed video segment featuring Curlmix and Roland Martin. The license ends on June 21, 2023.

Amortization expense for the fiscal year ended December 31, 2022 and 2021 was in the amount of $30,000 and $23,571 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense	
2023	$	30,000
2024		25,000
2025		25,000
2026		25,000
Thereafter		-
Total	**$**	**105,000**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Machinery & Equipment	368,295	191,594
Computer & Office Equipment	2,271	-
Furniture & Fixtures	4,828	1,724
Leasehold Improvements	58,600	-
Property and Equipment, at cost	433,994	193,318
Accumulated depreciation	(79,213)	(43,990)
Total	**354,781**	**149,328**

Depreciation expense for the year ended December 31, 2022 and 2021 was $35,223 and $26,658, respectively.

5. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31		2022		2021
Packaging	$	305,132	$	105,299
Raw Material		720,968		140,165
Work In Progress		72,246		26,485
Finished Goods		115,440		207,670
Total	**$**	**1,213,786**	**$**	**479,619**

6. OTHER ASSETS

Other assets consist of the following items:

As of Year Ended December 31,	2022	2021
Security Deposits	16,075	16,075
Prepaid Expenses	-	18,307
Prepaid Rent	26,900	-
Subscription Receivable	1,088,165	614
Total Other Assets	1,131,140	34,996

7. REVOLVING LINE OF CREDIT

During the fiscal year 2022 and 2021, the Company entered into the finance agreement with Shopify Capital in the amount of $1,175,670 and $691,830. Shopify Capital provides the company with the advance amount in exchange for a sale of receivables to the lender. The repayment rate for fiscal years 2022 and 2021 is 12-17% of daily sales. The loss on sale of revenue as of December 31, 2022 and 2021 is $91,670 and $50,830, respectively. As of December 31, 2022 and December 31, 2021, the outstanding balance is $522,868 and $85,695, and the entire amount is classified as the current portion.

During fiscal year 2020, the Company entered into the finance agreement with Clearbanc Capital in the amount of $410,000. Clearbanc Capital provides the company with the advance amount in exchange for sale of receivables to the lender. The effective interest rate for fiscal year 2020 and 2021 is 20%. The loss on sale of revenue as of December

31, 2022 and 2021 is $1,485 and $34,493, respectively. As of December 31, 2021, the outstanding balance is $113,624, and entire amount is classified as short-term debt.

During fiscal year 2022 and 2021, the Company entered into the finance agreement with Paypal Working Capital in the amount of $452,974 and $106,159. Paypal provides the Company with the advance amount in exchange for sale of receivables to the lender. The average repayment rate for fiscal year 2022 and 2021 is 25% and 18%. The loss on sale of revenue as of December 31, 2022 and 2021 is $32,974 and $8,293, respectively. As of December 31, 2022 and December 31, 2021, the outstanding balance is $196,595 and $2,826, and entire amount is classified as short-term debt .

8. PAYCHECK PROTECTION PROGRAM ("PPP")

On April 24 2020, Listener Brands, LLC (the "Borrower", the "Company"), was granted a loan (the "Loan") from Silicon Valley Bank. in the aggregate amount of $200,000, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note dated April 24, 2020 issued by the Borrower, matures on April 24, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on November 20, 2020. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Interest expense incurred on the loan, for the year ended December 31, 2020 was $1,327.

The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the entire Loan amount for qualifying expenses.

Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company applied for the loan forgiveness on June 26, 2021 and the application was approved on July 10, 2021.

9. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

In accordance with the original certificate of Incorporation filed June 18, 2017, the Company was authorized to issue 100,000 shares with a par value of $0.10 per share.

On April 25th, 2019, the Company authorized a 100-for-1 forward stock split for each share of common stock and increased the total number of authorized shares to 10,000,000 with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 6,363,000 shares of common stock were issued and are outstanding.

Common stockholders have one vote per share at meetings, with no cumulative voting unless required by law. They can elect five directors, and a majority presence constitutes a quorum for director elections. Dividends on common stock and series preferred stock are declared pro rata based on the number of common shares held by the stockholders.

During 2019, the Company sold 29,137.5 shares of common stock, which increased to 2,913,750 subsequent to the 100 to 1 forward stock split and this purchase is subject to a repurchase option for the Company that vests over a period of four years. At the end of 2022 and 2021, there were 182,109 and 910,546 shares that were subject to the repurchase option. None has been repurchased as of the date of the financial statements.

Preferred Stock

On April 25th, 2019, the Company restated its Article of Incorporation which authorized the issuance of 1,110,500 shares of preferred stock. In accordance with the Amended and Restated Certificate of Incorporation dated August 11, 2021, the Company amended and restated its certificate of incorporation in order to increase its authorized number of preferred stock. The Company increased the aggregate number of authorized shares of preferred stock from 1,110,500 to 3,500,000 with a par value of $0.001. The Company also created two classes of preferred stock: (A) series seed preferred stock with an aggregate number of authorized stock of 1,702,184 and (B) series seed preferred plus stock with an aggregate number of authorized stock of 1,519,758.

In the event of the Company's liquidation, dissolution, or winding up, funds are distributed first to preferred stockholders, then to common stockholders on a pro-rata basis. Series preferred stockholders have a right of first refusal for new securities issuance and voting rights. Series seed preferred stockholders can cast votes equal to the converted common stock shares they hold. Additionally, protective provisions require their consent for specific Company actions. Series seed preferred stock is convertible into common stock at a predetermined ratio without additional payment. Holders also have participation rights and the right of first refusal for certain transactions.

Holders of series sees preferred plus stock have dividends and liquidation priority over common stockholders.

During 2019, the Company completed an offering of series seed preferred stock at a price of $1.53 per share in which 1,093,228 shares of stock were sold for total proceeds of $1,440,000.

During 2020 through 2022, the Company completed another round of investment by selling series seed preferred plus stock at a price of $3.25 per share and sold a total of 1,436,235 shares of series seed preferred plus stock for total proceeds of $4,725,213.

As of December, 31, 2022 and December 31, 2021, 1,093,228 shares of series seed preferred stock were issued and outstanding and 1,375,445 and 1,436,235 shares of series seed preferred plus stock were issued and outstanding.

10. STOCK-BASED COMPENSATION

During 2018, the Company authorized the Stock Compensation Plan (which may be referred to as the “Plan”). The Company reserved 630,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2022, the Company had 700,000 shares of common stock available for future issuance of awards under the Plan.

Stock Options

The granted options have exercise prices ranging from $1.01 to $2.37. The options terminate three months after the end of continuous service and 25% vests immediately with the remaining portion vesting in equal parts over a three-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	63%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options. The option holder may exercise his or her option (to the extent that the option holder was entitled to exercise such option as of the date of termination) but only within such period of time ending on the earlier of (a) the date three months following the termination of the option holder's continuous service or (b) the expiration of the term of the option as set forth in the award agreement; provided that, if the termination of continuous service is by the company for cause, all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock Options

A summary of the Company’s employee stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise		Weighted Average Contract Term
Outstanding at December 31, 2020	235,056	$	1.85	3.00
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	(117,528)	$	1.85	
Outstanding at December 31, 2021	117,528	$	1.85	2.00
Granted	115,000	$	2.32	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	232,528	$	2.32	1.66
Exercisable Options at December 31, 2022	87,514	$	2.32	1.66

Stock-based compensation expense of $117,373 and $26,378 was recognized during the years ended December 31, 2022 and 2021, respectively. 117,528 shares were forfeited as of December 31, 2021.

Restricted Stock Awards

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value		Weighted Average Contract Term	
Outstanding at December 31, 2020	31,500	$	1.53		1.73
Granted	-	$	-	$	-
Vested	(31,500)	$	1.53		1.73
Cancelled	-	$	-		-
Outstanding at December 31, 2021	-	$	-		-

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant.

The total fair value of the restricted stock awards vested during 2021 was $48,195.

11. RELATED PARTY

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. There were no related party transactions.

12. COMMITMENTS AND CONTINGENCIES

Short Term Leases

On May 1, 2018, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located at 325 N Hoyne in Chicago. The contract is valid for 3 years from the commencement date. The initial monthly rent is $1,434 with escalations beginning in the second year as specify in the agreement.

On July 1, 2018, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located at 325 N Hoyne in Chicago. The contract is valid for 3 years from the commencement date. The initial monthly rent is $1,372 with escalations beginning in the second year as specified in the agreement.

On January 1, 2019, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for its office and manufacturing premises located at 2041 W. Carrol Street in Chicago. The contract is valid for 2 years and 4 months from the commencement date. The initial monthly rent is $1,782 with escalations beginning in the second year as specified in the agreement.

On May 1, 2019, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located at 2041 W. Carrol Street in Chicago. The contract is valid for 2 years from the commencement date. The initial monthly rent is $2,790 with escalations beginning in the second year as specified in the agreement.

On August 1, 2019, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located at 2000 W. Fulton Street in Chicago. The contract is valid for 1 years and 9 months from the commencement date. The initial monthly rent is $2,257 with escalations beginning in the second year as specified in the agreement.

On July 1, 2020, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located at 2000 W. Fulton Street in Chicago. The contract is valid for 1 years and 9 months from the commencement date. The initial monthly rent is $6,500 with escalations beginning in the second year as specified in the agreement.

On May 1, 2021, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located at 2041 W. Carrol Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $3230.

On May 1, 2021, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located at 2041 W. Carrol Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $2063.

On May 1, 2021, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located at 2000 W. Fulton Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $2613.

On May 1, 2021, the Company entered into a leasing contract with Industrial Council of Nearwest Chicago for another Unit in the office and manufacturing premises located at 2021 W. Fulton Street in Chicago. The contract is valid for 1 year. The initial monthly rent is $6,825.

Operating Lease

On April 19th, 2022, the Company entered into a leasing contract with 1002 E 87th Street, LLC for its office and manufacturing premises located at 1000 E.87th Street in Chicago. The contract is valid for five years from the commencement date. The initial monthly rent is $17,880 plus additional rent of $8,869 and includes escalations

beginning in the second year as specified in the agreement. The Company paid a security deposit totaling $53,640. The Company has an option to extend the lease term on three separate occasions for three years in each extension.

	Year Ending	
Lease expense	12/31/2022	12/31/2021
Operating lease expense	$ 97,288	$ -
Short-term lease expense	73,972	110,102
Additional lease expense	44,345	-
Total	$ 215,605	$ 110,102

Other Information	
Operating cash flows from operating leases	$ 53,641
ROU assets obtained in exchange for new operating lease liabilities	$ 1,431,074
Weighted-average remaining lease term in years for operating leases	4.75
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	2.66%

Maturity Analysis	**Operating**
2023-12	307,513
2024-12	314,031
2025-12	320,744
2026-12	327,658
2027-12	250,028
Thereafter	-
Total undiscounted cash flows	1,519,974
Less: present value discount	(88,900)
Total lease liabilities	1,431,074

Rent expense was in the amount of $215,873 and $131,263 as of December 31, 2022 and December 31, 2021 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 8th, 2023 the date the financial statements were available to be issued.

In 2023, the Company converted $300,000 of convertible notes into 91,869 shares of preferred shares, in the consideration of $302,248. The related interest incurred was $2,250.

The Company launched into Ulta Beauty in August of 2023 in about 500 stores nationwide. The partnership with Ulta Beauty allows customers to experience Curlmix products firsthand through an exclusive in-store set up.

On May 16,2023, the Articles of Incorporation was amended and restated to authorize the Company to issue 1,520,440 of Series A Preferred Stock (a new class of preferred stock) which were subsequently sold in 2023.

The Company raised capital through the sale of 151,975 Series A Preferred shares to Lightship Capital, at a purchase price of $3.29 per share. A total of $499,998 was raised.

The Company raised capital through the sale of 303,951 Series A Preferred shares to Brain Trust Fund I, LP, at a purchase price of $3.29 per share. A total of $1,000,000 was raised.

The Company raised capital through the sale of 516,717 Series A Preferred shares to Listener Cast LLC , at a purchase price of $3.29 per share. In addition, the Company sold shares through conversion of a promissory note. A total amount of $302,250 of principal and unpaid interest shall be tendered to the Company in exchange for 91,869 shares. A total investment of $2,002,249 was raised.

The Company received a loan from Ascentium Capital to assist with equipment financing. The Company will pay back $7,695 over 60 months, for a total amount of $461,688.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2022, the Company has a net loss of $4,569,819, an operating cash flow loss of $3,437,982 and liquid assets in cash of $224,868, which represent less than a year worth of cash reserves as of December 31, 2022. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

The Company has experienced tremendous growth and scaled exponentially since 2018. It has invested substantially into different initiatives such as acquisition and launch of a brand, 4C only; and the transition of manufacturing operations in-house. Moving forward, the Company will continue to build on and utilize the strong infrastructure

established, to focus on generating profits, while continuing the commitment of delivering quality products and services to their customers.